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13013132

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48854 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice, Voelker, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| 39838 |
| FIRM ID. NO. |

805 East Rutland Street
(No. and Street)

| Covington | LA | 70433 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hubert A. Daigle — 985-898-3957 (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name- *if individual, state last, first, middle name)*

| 5100 Village Walk, Suite 300 | Covington | LA | 70433 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Sec 1410 (06-02)** ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

EM 3/8/13 KW 3/5

# OATH OR AFFIRMATION

I, Hubert A. Daigle ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice, Voelker, LLC as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Hubert A. Daigle
Signature

CCO, CFO
Title

Barbara Caldwell Daigle
Notary Public #060595

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RICE, VOELKER, LLC

Audit of Financial Statements

December 31, 2012

## Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

To the Members
Rice, Voelker, LLC

# Independent Auditor's Report

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of Rice, Voelker, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rice, Voelker, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 22, 2013

**RICE, VOELKER, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2012**

## ASSETS

| | |
|---|---|
| Cash | $ 634,201 |
| Company Clearing Accounts | 143,716 |
| Compensating Balance Held at Clearing Organization | 900,000 |
| Receivable from Clearing Broker | 233,240 |
| Advances to Employees and Members | 17,000 |
| Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $231,604 | 11,648 |
| Other Assets | 2,998 |
| Total Assets | $ 1,942,803 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts Payable | $ 43,768 |
| Accrued Expenses | 260,224 |
| Total Liabilities | 303,992 |
| **MEMBERS' EQUITY** | 1,638,811 |
| | $ 1,942,803 |

The accompanying notes are an integral part of these financial statements.

**RICE, VOELKER, LLC**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2012**

| | |
|---|---|
| **REVENUES** | |
| Commission Income | $ 3,102,733 |
| Fee Income | 2,223,287 |
| Interest Income | 2,879 |
| Principal Transactions, Net | (572) |
| Total Revenues | 5,328,327 |
| **EXPENSES** | |
| Employee Compensation and Benefits | 3,203,923 |
| Brokerage Commissions and Clearance Fees | 343,284 |
| Communications | 204,055 |
| Other Operating and General and Administrative Expenses | 750,413 |
| Total Expenses | 4,501,675 |
| **NET INCOME** | $ 826,652 |

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2012

| | |
|---|---|
| **BALANCE - DECEMBER 31, 2011** | $ 1,626,896 |
| Net Income for the Year 2012 | 826,652 |
| Distributions to Members | (814,737) |
| **BALANCE - DECEMBER 31, 2012** | $ 1,638,811 |

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2012

| | |
|---|---|
| **Subordinated Liabilities - Beginning of Year** | $ - |
| Increases | - |
| Decreases | - |
| **Subordinated Liabilities - End of Year** | $ - |

The accompanying notes are an integral part of these financial statements.

**RICE, VOELKER, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2012**

| | |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | $ 826,652 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities | |
| Depreciation | 2,647 |
| Decrease in Company Clearing Accounts | 572 |
| Decrease in Receivable from Clearing Broker | 52,779 |
| Decrease in Advances to Employees and Members | 17,534 |
| Decrease in Other Assets | 7,354 |
| Increase in Accounts Payable | 2,789 |
| Increase in Accrued Expenses | 13,114 |
| Net Cash Provided by Operating Activities | 923,441 |
| **INVESTING ACTIVITIES** | |
| Purchases of Furniture and Equipment | (10,237) |
| Net Cash Used in Investing Activities | (10,237) |
| **FINANCING ACTIVITIES** | |
| Distributions to Members | (814,737) |
| Net Cash Used in Financing Activities | (814,737) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 98,467 |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 535,734 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 634,201 |

The accompanying notes are an integral part of these financial statements.

## NOTE A

### SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**BUSINESS OF THE COMPANY**

Rice, Voelker, LLC (the Company) was organized in October 1995, as a limited liability company. The Company was formed with the primary purpose of entering into all phases of business as it relates to securities and investment advisory and counseling services. The Company shall continue in existence through, and dissolve in, December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company's profits and losses will be allocated to the Members in accordance with their respective percentage ownership interest. Loss allocations, which would result in capital account deficiencies, will be allocated first to Members who have positive capital account balances.

**FURNITURE AND EQUIPMENT**

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on straight line methods over the estimated useful lives of the assets. Depreciation charged to operations amounted to $2,647 for the year ended December 31, 2012.

**INCOME TAXES**

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Members.

**CASH AND CASH EQUIVALENTS**

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

**CONCENTRATIONS OF CREDIT**

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

**USE OF ESTIMATES**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE A**

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

**INVESTMENT SECURITIES**

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Managers. The resulting difference between cost and market (or fair value) is included in income.

**REVENUE RECOGNITION**

Commission income and expenses related to customers' securities transactions are reported on the trade date basis.

**NOTE B**

**RECEIVABLE FROM CLEARING BROKER**

Accounts receivable from clearing broker represents uncollected commissions and fees due from other brokers.

**NOTE C**

**SUBORDINATED LIABILITIES**

The Company did not have any subordinated liabilities at December 31, 2012.

**NOTE D**

**AGREEMENT WITH CLEARING ORGANIZATION**

The Company utilizes Lek Securities as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $900,000. At December 31, 2012, $900,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2012, the Company had net capital of $1,607,035 which was $1,507,035 in excess of its required net capital of $100,000.

**NOTE E**

**COMMITMENTS AND CONTINGENCIES**

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

## NOTE E

### COMMITMENTS AND CONTINGENCIES (Continued)

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2012, all unsettled transactions were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company leases office space under a lease expiring in 2013. Future minimum lease payments under this operating lease are as follows:

| | |
|---|---|
| 2013 | $ 10,084 |
| Total | $ 10,084 |

Rent expense for 2012, totaled $90,242 and is included in the statement of income under other operating and general and administrative expenses.

## NOTE F

### RELATED PARTY TRANSACTIONS

The Company has an agreement with an entity, related through common ownership, to provide advisory services. During 2012, fee income included $100,000, which the Company earned providing services to the related entity.

The Company leases one of its offices from a related party on a month-to-month basis. Rent paid to the related party totaled $48,516 for the year ended December 31, 2012.

## NOTE G

### ADVANCES TO EMPLOYEES AND MEMBERS

Employee advances are to be repaid from commissions earned during the term of the contract, or subsequent to the expiration. Employee advances are unsecured and have no set interest rate or maturity dates.

## NOTE H

### NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $1,607,035 which was $1,507,035 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .19 to 1 at December 31, 2012.

**NOTE I**

**INCOME TAXES**

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2009, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2012, the Company had no uncertain tax positions.

**NOTE J**

**EMPLOYEE BENEFIT PLAN**

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its employees. The plan includes employee contributions and employer contributions. No matching contributions were made by the Company during 2012.

**NOTE K**

**EVALUATION OF SUBSEQUENT EVENTS**

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 22, 2013, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

RICE, VOELKER, LLC
SUPPLEMENTARY INFORMATION
December 31, 2012

## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | |
|---|---|
| **NET CAPITAL** | |
| Total Members' Equity | $ 1,638,811 |
| Deductions and/or Charges | |
| Non-Allowable Cash | (130) |
| Furniture and Equipment, Net | (11,648) |
| Advances to Employees and Members | (17,000) |
| Other Assets | (2,998) |
| Net Capital Before Haircuts on Securities Positions | 1,607,035 |
| Haircuts on Securities | - |
| Net Capital | $ 1,607,035 |
| **AGGREGATE INDEBTEDNESS** | $ 303,992 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Net Capital Required | $ 100,000 |
| Excess of Net Capital | $ 1,507,035 |
| Excess Net Capital at 1,000% | $ 1,576,636 |
| Ratio: Aggregate Indebtedness to Net Capital | .19 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | |
| (Included in Part II of Form X-17A-5 as of December 31) | |
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report | $ 1,607,035 |
| Net Capital Per Above | $ 1,607,035 |

## RICE, VOELKER, LLC
## SUPPLEMENTARY INFORMATION

### SCHEDULE II
### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2012, Rice, Voelker, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

### SCHEDULE III
### INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2012, Rice, Voelker, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

### SCHEDULE IV
### SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2012, Rice, Voelker, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

To the Members
Rice, Voelker, LLC

## Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of Rice, Voelker, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

La Porte

A Professional Accounting Corporation

Covington, LA
February 22, 2013

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

To the Members
Rice, Voelker, LLC

Independent Accountant's Report on Applying Agreed-Upon Procedures

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Rice, Voelker, LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rice, Voelker, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rice, Voelker, LLC's management is responsible for Rice, Voelker, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 22, 2013